SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(09 February 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

9 February 2016

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR TO ANY U.S. PERSON.

(SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

LBG CAPITAL NO.1 PLC AND LBG CAPITAL NO. 2 PLC - UPDATE ON CASH TENDER OFFERS ON CERTAIN EURO AND STERLING SECURITIES

On 8 February 2016, the Supreme Court granted the Trustee leave to appeal the Court of Appeal's judgment of 10 December 2015 regarding the occurrence of a Capital Disqualification Event as set out in the terms and conditions of the ECNs.

LBG Capital No.1 plc and LBG Capital No.2 plc are hereby amending the terms and conditions of the Offers set out in the Tender Offer Memorandum dated 29 January 2016 in respect of certain EUR and GBP denominated series of ECNs in order to allow investors further time to consider the Supreme Court decision.

The Expiration Deadline for such Offers is amended to 4:00pm (London time) on 11 February 2016 and the Price Determination Date is amended to 12 February 2016, unless, in either case, the Offers are further extended, re-opened, amended or terminated as provided in the Tender Offer Memorandum.

As a result of such amendments to the Offers, each Holder may revoke its Tender Instruction at any time up to 4.00 p.m. (London time) on 11 February 2016.

The Group continues to seek to balance the interests of all stakeholders in this matter and has previously confirmed that, if the Supreme Court were to determine that a 'Capital Disqualification Event' had not occurred in relation to the ECNs, it would compensate fairly the holders of the ECNs whose securities are redeemed by LBG Capital No. 1 plc and LBG Capital No. 2 plc by reason of a Capital Disqualification Event (as defined in the terms and conditions of the ECNs) for losses suffered as a result of such early redemption.

The relevant deadline set by any intermediary or each Clearing System may be earlier than this deadline.

OVERVIEW OF THE OFFERS (AS PROVIDED IN THE 29 JANUARY TENDER OFFER MEMORANDUM)
On the terms of and subject to the conditions contained in the Tender Offer Memorandum:

(i.)    LBG Capital No. 1 plc ("LBG 1") invited Holders of certain of its euro denominated Enhanced Capital Notes (the "LBG 1 Existing Notes") to tender any and all of their LBG 1 Existing Notes for purchase by LBG 1 for cash;
        and

(ii.)   LBG Capital No. 2 plc ("LBG 2") invited Holders of certain of its euro and sterling denominated Enhanced Capital Notes (the "LBG 2 Existing Notes") to tender any and all of their LBG 2 Existing Notes for purchase by LBG 2 for cash.

Settlement of the Purchase Price and Accrued Interest Payment in respect of any Existing Notes validly tendered in the Offers and accepted for purchase is expected to be made on 15 February 2016.

Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum. The Tender Offer Memorandum is available from the Tender Agent.

This announcement shall be incorporated in and amend the Tender Offer Memorandum and shall form part of the Tender Offer Memorandum as so amended.

FURTHER INFORMATION
Lucid Issuer Services Limited has been appointed by the Offerors as tender agent (the "Tender Agent") in connection with the Offers.

BNP Paribas, Deutsche Bank AG, London Branch, Goldman Sachs International, Lloyds Bank plc, Merrill Lynch International and UBS Limited have been appointed by the Offerors as Dealer Managers (the "DealerManagers") for the purposes of the Offers.

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Requests for information in relation to the Offers should be directed to:

DEALER MANAGERS

BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Telephone: +44 20 7595 8668 Attention: Liability Management Group email: liability.management@bnpparibas.com
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Telephone: +44 20 7545 8011
Attention: Liability Management Group
email:
liability.management@db.com
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom Telephone: +44 20 7774 9862 Attention: Liability Management Group email: liabilitymanagement.eu@gs.com

Lloyds Bank plc 10 Gresham Street London EC2V 7AE United Kingdom Telephone: +44 20 7158 2720 Attention: Liability Management Group email: liability.management@lloydsbanking.com	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom Telephone: +44 20 7996 5698 Attention: Liability Management Group email: DG.LM_EMEA@baml.com	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Telephone: +44 20 7568 2133 Attention: Liability Management Group email: ol-liabilitymanagement-eu@ubs.com

Requests for information in relation to the procedures for tendering Existing Notes in, and for any documents or materials relating to, the Tender Offer should be directed to:

TENDER AGENT
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Tel: +44 20 7704 0880 Attention: Sunjeeve Patel / Paul Kamminga Email: lbg@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Offerors, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an offer or an invitation to participate in the Offers in the United States or in any other jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offerors, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. The Existing Notes may not be tendered in any Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by U.S. Persons as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person"). Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States or to U.S. Persons. Any purported tender of Existing Notes in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Existing Notes made by a person located or resident in the United States or by a U.S. Person, or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. Person will be invalid and will not be accepted.

Each Holder participating in an Offer will represent that it is not a U.S. Person and it is not located or resident in the United States and is not participating in such Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Offerors or other persons falling within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) to any other persons to whom these documents and/or materials may lawfully be communicated.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum nor any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "Issuers' Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation. Holders or beneficial owners of Existing Notes that are located in the Republic of Italy can tender Existing Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Existing Notes or the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Existing Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offerors by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Existing Notes for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offerors, the Dealer Managers and the Tender Agent reserves the right, in their sole and absolute discretion, to investigate, in relation to any tender of Existing Notes for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the relevant Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

The Dealer Managers and the Tender Agent (and their respective directors, employees or affiliates (other than the Offerors in their capacity as such)) make no representations or recommendations whatsoever regarding this announcement, the Tender Offer Memorandum or the Offers. The Tender Agent is the agent of the Offerors and owes no duty to any Holder. None of the Offerors, the Dealer Managers or the Tender Agent (or any of their respective directors, employees or affiliates) makes any recommendation as to whether or not Holders should participate in the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 09 February 2016